Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

FOIA CONFIDENTIAL TREATMENT REQUESTED

BY COUCHBASE, INC.: CBAS-002

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

June 25, 2021

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Jan Woo
David Edgar
Christine Dietz

Re:	Couchbase, Inc.
Registration Statement on Form S-1
CIK No. 0001845022

Ladies and Gentlemen:

On behalf of our client, Couchbase, Inc. (the “Company”), we submit this supplemental letter to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-257205), confidentially submitted to the Commission on February 10, 2021, as amended on March 25, 2021, April 19, 2021, May 11, 2021 and June 1, 2021, and publicly filed on June 21, 2021 (the “Registration Statement”).

Couchbase, Inc. (CBAS-002) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO

SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

June 25, 2021

Confidential Treatment Request

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff a copy of this letter through the Staff’s secure file transfer.

Preliminary Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a preliminary price range of $[****] to $[****] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[****] per share (the “Midpoint Price”). The Price Range has been estimated based on a number of factors, including developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions and input received from Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC (the “Lead Underwriters”), including discussions that took place on June 16, 2021 among representatives of the Company, the Board of Directors of the Company (the “Board”) and representatives of the Lead Underwriters.

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent initial public offerings for generally comparable companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

Prior to June 20, 2021, the Lead Underwriters had not provided the Company with a specific estimated price range. All per share numbers reflected in this letter are before any stock split that may be effected prior to the IPO and therefore consistent with the Registration Statement.

Couchbase, Inc. (CBAS-002) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

June 25, 2021

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Lead Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

This letter updates the Company’s previous disclosures regarding the stock options issued by the Company in fiscal year 2021 and to-date in fiscal year 2022, as provided in its response letter to the Commission dated as of March 25, 2021.

On May 6, 2021, the Company granted stock options to purchase an aggregate of 547,300 shares of common stock with a weighted-average exercise price of $11.44 per share resulting in an aggregate grant date fair value of $2.6 million. The fair value of the common stock underlying the Company’s stock option awards was determined by the Board based on several factors, including consideration of input from management and an independent third-party valuation (the “April 21, 2021 Valuation Report”). For purposes of determining the fair value of the Company’s common stock for the option awards granted on May 6, 2021, the Board relied in part on the April 21, 2021 Valuation Report. The equity value of the Company was determined and allocated using a hybrid of the probability-weighted expected return method (“PWERM”) and the option-pricing method (“OPM”), hereinafter referred to as the “Hybrid PWERM.” The Hybrid PWERM considered three future scenarios: (1) an IPO in or around June 2021 (probability of 45%), (2) an IPO in or around May 2022 (probability of 30%) and (3) remaining a private company (probability of 25%). The IPO scenarios derived an estimate of the Company’s future equity value upon an IPO using the Public Company Market Multiple Method (“PCMMM”). The remaining private company scenario derived an estimate of the Company’s equity value using an OPM that estimated the value of the Company using a combination of the PCMMM and income approaches. The discount for lack of marketability (“DLOM”) used in the scenarios was 5.5% for scenario (1), 15.0% for scenario (2) and 22.5% for scenario (3). The increase in the fair value of the common stock between the last valuation dated January 31, 2021 and the April 21, 2021 Valuation Report was primarily driven by a shorter time to and confidence in an IPO, which is reflected by the lower DLOM. Management noted that market capitalization of guideline companies had not increased significantly and economic conditions have been relatively stable. There were no significant changes that would impact the fair value of the common stock between the April 21, 2021 Valuation Report and the May 6, 2021 grants.

Conclusion

In conclusion, the Company respectfully advises the Staff that the difference between the Midpoint Price and the Board’s determination of the fair value of common stock made in May 2021 is reasonable. In particular, the Company notes that the May 2021 fair value was [****] of the Price Range and [****] the Midpoint Price. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement.

*****

Couchbase, Inc. (CBAS-002) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

June 25, 2021

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Margaret Chow, Couchbase, Inc.
Randy Li, Couchbase, Inc.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.
Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP

Couchbase, Inc. (CBAS-002) requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.